WOODSIDE

AUSTRALIAN ENERGY

02 DEC 11 AM 9:56

19 November 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

02060573

SUPPL

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to NWS Venture signing a short-term LNG contract with Korea, lodged with the Australian Stock Exchange on 19 November 2002;
- Stock Exchange Release in relation to WA-191-P (Mutineer-3), lodged with the Australian Stock Exchange on 19 November 2002;
- Stock Exchange Release in relation to WA-254-P (Argos-1), lodged with the Australian Stock Exchange on 19 November 2002;
- Stock Exchange Release in relation to WA-191-P (Exeter-3), lodged with the Australian Stock Exchange on 19 November 2002.

It would be greatly appreciated if you could return by fax (61+ 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

REBECCA SIMS
Administration Officer

dlw 12/18

82-2280

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Tuesday, 19 November 2002
8.00am (WST)

NWS VENTURE SIGNS SHORT-TERM LNG CONTRACT WITH KOREA

Australia LNG has concluded sale and purchase agreements on behalf of the North West Shelf LNG Sellers to supply 220,000 tonnes of LNG to Korea Gas Corporation (Kogas).

This volume will be made up of one spot cargo plus three cargoes that will be redirected from existing contracted customers where they are surplus to current requirements.

The cargoes will be delivered using the Venture's LNG ships and a chartered vessel, the *British Trader.*

Australia LNG President Arthur Dixon said that Australia LNG was pleased to arrange this sale of LNG to meet Korea's winter energy requirements.

"This is a significant step in developing our relationship with Kogas and we hope this will foster further long term LNG business with Korea," Mr Dixon said.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; Chevron Oil Trading; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES

Tony Johnson, Senior Adviser External Affairs
W: (08) 9348 5034 M: (0417) 916 638

82-2280

19 November 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Mutineer-3

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, reports that the Mutineer-3 appraisal well located in the Carnarvon Basin off the North West Shelf was plugged and abandoned, as planned, on 15 November 2002.

Since the last report, the production testing equipment was rigged down, plug and abandonment operations were completed, anchors were pulled, and the Sedco 703 drilling rig was towed to the Exeter-3 well location.

Woodside's interest in WA-191-P is 8.20%. Other participants are Santos Ltd. (33.40% - Operator), Kufpec Australia Pty. Ltd. (33.40%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.00%).

ANTHONY NIARDONE
Asst. Company Secretary

82-2280

19 November 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-254-P
Argos-1

Woodside Energy Ltd., a participant in the WA-254-P Joint Venture, reports that the Argos-1 exploration well located in the Carnarvon Basin off the North West Shelf spudded on 15 November 2002. On 18 November 2002 the well reached total depth of 2052 metres in 8½ inch hole.

The objective Lower Cretaceous sands were evaluated to be water-bearing, and the well will be plugged and abandoned upon completion of logging operations.

The Ensco 56 jack-up rig is drilling the well. The location is approximately 5 kilometres south-southwest of the Ocean Legend facility, which is currently producing the Legendre oil field. Water depth at the location is 57 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-254-P(1) is 24.375%. The permit is operated by Apache Northwest Pty Ltd (47.8879%). Other participants are First Australian Resources NL (10.7143%), Pan Pacific Petroleum NL (2.9914%), Sun Resources NL (7.8571%) and Victoria Petroleum NL (6.1743%).

ANTHONY NIARDONE
Asst. Company Secretary

82-2280

19 November 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-191-P
Exeter-3

Woodside Petroleum Ltd., a participant in the WA-191-P Joint Venture, reports that the Exeter-3 exploration well located in the Carnarvon Basin of the North West Shelf was spudded on 16 November 2002. The 36 inch and 17½ inch hole sections were drilled and cased, and the current operation is preparing to run the blow out preventers. The current well depth is 923 metres.

The Sedco 703 drilling rig is drilling the well. The well location is approximately 1.5 kilometres south of the Exeter-1 oil discovery well. Water depth at the location is 141 metres and the planned total depth is 4076 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Woodside's interest in WA-191-P is 8.20%. Other participants are Santos Ltd. (33.40% - Operator), Kufpec Australia Pty. Ltd. (33.40%) and Nippon Oil Exploration (Dampier) Pty. Ltd. (25.00%).

ANTHONY NIARDONE
Asst. Company Secretary